UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

AUDIOCODES LTD.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

2.00% Senior Convertible Notes due 2024
(Title of Class of Securities)

050732AB2 and 050732AA4
(CUSIP Number of Class of Securities)

AudioCodes Inc.
2099 Gateway Plaza
San Jose, California 95134
(408) 441-1175
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:
Neil Gold, Esq.	Itamar Rosen, Adv.	Aaron M. Lampert, Adv.
Manuel G.R. Rivera, Esq.	Vice President, Legal Affairs and Company Secretary	Tuvia Geffen, Adv.
Fulbright & Jaworski L.L.P.	AudioCodes Ltd.	Naschitz, Brandes & Co.
666 Fifth Avenue	1 Hayarden Street	5 Tuval Street
New York, New York 10103	Airport City, Lod, 70151, Israel	Tel Aviv 67897, Israel
Telephone: (212) 318-3000	Telephone: (972) 3-976-4000	Telephone: (972) 3-623-5000
Facsimile: (212) 318-3400	Facsimile: (972) 3-976-4044	Facsimile: (972) 3-623-5005

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee
$74,998,000	$4,184.89

*	Calculated solely for purposes of determining the filing fee. The Put Option Purchase Price of the 2.00% Senior Convertible Notes due 2024 (the “Notes”), as described herein, is 100% of the aggregate principal amount of the Notes, together with accrued and unpaid interest up to but not including the Put Option Purchase Date. As of October 7, 2009, there was $74,998,000 in aggregate principal amount of the Notes outstanding, resulting in an aggregate maximum Put Option Purchase Price of $74,998,000.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,184.89
Form or Registration No.:	Schedule TO-I
Filing party:	AudioCodes Ltd.
Date filed:	October 8, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

AMENDMENT NO. 2 TO SCHEDULE TO

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on October 8, 2009, as amended by Amendment No. 1 thereto filed with the SEC on October 20, 2009, by AudioCodes Ltd., an Israeli company (the “Company”), with respect to the right of each holder of the Company’s 2.00% Senior Convertible Notes due 2024 (the “Notes”), to sell, and the obligation of the Company to purchase, the Notes (the “Put Option”), pursuant to the terms of and subject to the conditions set forth in the indenture (the “Indenture”), dated as of November 9, 2004, between the Company and U.S. Bank National Association, as trustee (the “Trustee”), as set forth in the Company Notice to Holders of 2.00% Senior Convertible Notes due 2024, dated October 8, 2009, as amended by the Amendment thereto dated October 20, 2009 (as so amended, the “Company Notice”), and the related press releases, copies of which were previously filed with the Schedule TO and Amendment No. 1 thereto as exhibits.

        This Amendment No. 2 is the final amendment to the Schedule TO.

        The Company Notice is hereby amended and supplemented by adding the following:

        The Put Option expired at midnight, Eastern Time, on Monday, November 9, 2009 (the “Expiration Time”). On November 10, 2009, the Company accepted for purchase all outstanding Notes that were validly tendered and not validly withdrawn pursuant to the Put Option as of the Expiration Time. Based upon final information provided to the Company by U.S. Bank National Association, the Trustee and paying agent for the Put Option (the “Paying Agent”), $73,495,000 aggregate principal amount of Notes, representing approximately 99.45% of the $73,898,000 aggregate principal amount of Notes outstanding, were validly tendered and accepted for purchase at a cash purchase price equal to 100% of the aggregate principal amount of such Notes (the “Put Right Purchase Price”). In accordance with the terms and conditions of the Put Option, on November 10, 2009, the Company caused the Paying Agent to deliver an aggregate Put Right Purchase Price of $73,495,000 to the tendering holders of the Notes through The Depository Trust Company. In addition, the Company canceled $1,503,000 aggregate principal amount of Notes held by the Company.

        Pursuant to the terms of the Put Option, Notes that were not tendered will remain outstanding, and the terms and conditions of such Notes, including the covenants and other provisions contained in the Indenture and the Notes, will remain unchanged.

Item 12. Exhibits.

        Item 12 is hereby amended and restated as follows:

Exhibit Number	Description

(a)(1)(A)+	Company Notice to Holders of 2.00% Senior Convertible Notes due 2024, dated October 8, 2009.

(a)(1)(B)+	Amendment to Company Notice to Holders of 2.00% Senior Convertible Notes due 2024 Issued by AudioCodes Ltd., dated October 20, 2009.

(a)(5)(A)+	Press release issued on October 8, 2009.

(a)(5)(B)+	Press release announcing extension of the Put Option, issued on October 20, 2009.

Exhibit Number	Description

(b)	Not applicable.

(d)(1)	Indenture, dated as of November 9, 2004, between the Company and the Trustee, filed as Exhibit 4.2 to the Company’s Registration Statement on Form F-3 (Registration No. 333-123859) filed with the Securities and Exchange Commission on April 5, 2005, and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

+ Previously filed.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 10, 2009

AUDIOCODES LTD. By: /s/ NACHUM FALEK —————————————— Nachum Falek Chief Financial Officer

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EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)+	Company Notice to Holders of 2.00% Senior Convertible Notes due 2024, dated October 8, 2009.

(a)(1)(B)+	Amendment to Company Notice to Holders of 2.00% Senior Convertible Notes due 2024 Issued by AudioCodes Ltd., dated October 20, 2009.

(a)(5)(A)+	Press release issued on October 8, 2009.

(a)(5)(B)+	Press release announcing extension of the Put Option, issued on October 20, 2009.

(b)	Not applicable.

(d)(1)	Indenture, dated as of November 9, 2004, between the Company and the Trustee, filed as Exhibit 4.2 to the Company’s Registration Statement on Form F-3 (Registration No. 333-123859) filed with the Securities and Exchange Commission on April 5, 2005, and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

+ Previously filed.

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